UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 001-32371

SINOVAC BIOTECH LTD.

No. 39 Shangdi Xi Road

Haidian District

Beijing 100085, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ☒           Form 40-F         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

CONTENTS

Explanatory Note

On February 21, 2022, Sinovac Biotech Ltd. (the “Company”) entered into a third amendment (the “Third Amendment”) to the Amended and Restated Rights Agreement, dated as of February 22, 2019 (the “Amended and Restated Rights Agreement”), as amended by the Amendment to the Amended and Restated Rights Agreement dated as of February 19, 2020 (the “Amendment to Amended and Restated Rights Agreement”), and by the Second Amendment to the Amended and Restated Rights Agreement dated as of February 21, 2021 (the “Second Amendment to Amended and Restated Rights Agreement) between the Company and Pacific Stock Transfer Company, as Rights Agent, to extend the expiration date of the rights contained therein from February 22, 2022 to February 22, 2023.

The foregoing summary of the Third Amendment is qualified in its entirety by reference to the full text of the Third Amendment, which is filed as Exhibit 4.1 hereto and is incorporated herein by reference. A copy of the Second Amendment to Amended and Restated Rights Agreement and a summary of its material terms were filed with the SEC on Form 6-K on February 22, 2021 (incorporated herein by reference by Exhibit 4.2). A copy of the Amendment to Amended and Restated Rights Agreement and a summary of its material terms were filed with the SEC on Form 6-K on February 21, 2020 (incorporated herein by reference by Exhibit 4.3). A copy of the Amended and Restated Rights Agreement and a summary of its material terms were filed with the Securities and Exchange Commission on Form 6-K on February 22, 2019 (incorporated herein by reference by Exhibit 4.4).

Incorporation by Reference

The summary of the Third Amendment above and Exhibit 4.1 attached hereto are hereby incorporated by reference into our registration statements on Form S-8 filed with the Securities and Exchange Commission on September 10, 2009 (File No. 333-161827) and Form S-8 filed with the Securities and Exchange Commission on September 4, 2013 (File No. 333-190980).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOVAC BIOTECH LTD.

By:	/s/ Nan Wang
Name:	Nan Wang
Title:	Chief Financial Officer

Date: February 22, 2022

Exhibit Index

Exhibit 4.1	Third Amendment to Amended and Restated Rights Agreement dated as of February 21, 2022 between Sinovac Biotech Ltd. and Pacific Stock Transfer Company, as Rights Agent

Exhibit 4.2	Second Amendment to Amended and Restated Rights Agreement dated as of February 21, 2021 between Sinovac Biotech Ltd. and Pacific Stock Transfer Company, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Report on Form 6-K dated February 22, 2021 of Sinovac Biotech Ltd.)

Exhibit 4.3	Amendment to Amended and Restated Rights Agreement, dated as of February 19, 2020, between Sinovac Biotech Ltd. and Pacific Stock Transfer Company, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Report on Form 6-K dated February 21, 2020 of Sinovac Biotech Ltd.)

Exhibit 4.4	Amended and Restated Rights Agreement, dated as of February 22, 2019, between Sinovac Biotech Ltd. and Pacific Stock Transfer Company, as Rights Agent, which includes the Form of Certificate of Designations of Series C Junior Participating Preferred Shares as Exhibit A, the Form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (incorporated by reference to Exhibit 99.6 of the Report on Form 6-K dated February 22, 2019 of Sinovac Biotech Ltd.)

Exhibit 99.1	Press Release